

July 28, 2015

<u>Via E-mail</u>
Mr. Jack K.S. Lai
Chief Financial Officer
LDK Solar CO., Ltd.
1290 Oakmead Parkway, Suite 306
Sunnyvale, California 94085

> **RE:** **LDK Solar CO., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed May 11, 2015**
> **File No. 001-33464**

Dear Mr. Lai:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2014</u>

<u>Item 5. Operating and Financial review and Prospects, page 66</u>

<u>Sales of solar farm projects and other assets, page 95</u>

1. We note the discussion in this section and on page 56 of your solar farm project development business. Describe to us the EPC services you provide for solar farm projects and contrast these services with the design and development of the solar

farm. Tell us how you account for and recognize revenues from each of these activities.

2. Clarify for us whether you develop solar farm projects and provide related EPC services only through from your affiliate, SPI. If not, please describe the activities you undertake separate from SPI, including the markets in which you operate, and quantify for us profits and revenues reported from such activities in fiscal year 2013 and 2014.

Item 15.   Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 145

3. In future filings, revise Management's Annual Report on Internal Control Over Financial Reporting to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control (COSO) – Integrated Framework that management used to perform its assessment – i.e., whether the 1992 Framework or Updated Framework issued in 2013 was used. Refer to Item 15(b)(2) of Form 20-F.

Item 18. Financial Statements

Note (1) - Principal Activities, Organization and Basis of Presentation, page F-12

4. We note the discussions of your Chapter 15 and Chapter 11 bankruptcy proceedings in various sections of the filing. Please summarize for us your considerations and your conclusion that you did not meet the criteria outlined in ASC 852-10-45-19 relating to the use of fresh-start reporting.

Note (2) - Summary of Significant Accounting Policies, page F-13

5. In MD&A you refer to solar farm projects, while in this note you refer to (i) solar energy project systems, and (ii) photovoltaic system construction contracts. Please tell us what you mean by each of the terms, highlighting the differences between them, and describe your accounting for each activity. If you are using these terms interchangeably, please revise future filings to consistently use one term.

6. Tell us whether you provide your customers with any guarantees of system performance or whether you retain any continuing involvement in the solar farm projects you sell. Tell us how you considered such terms when recognizing profit on each sale. Discuss the accounting guidance on which you relied.

Jack K.S. Lai
LDK Solar CO., Ltd.
July 28, 2015
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618, or Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Jay Webb for

Martin James
Senior Assistant Chief Accountant